October 12, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr.

Re:	The Advisory Board Company
Form 10-K for the fiscal year ended December 31, 2015
Filed March 11, 2016
File No. 000-33283

Ladies and Gentlemen:

The Advisory Board Company (the “Company”) hereby submits its responses to the Commission staff’s comments on the reviewed filing contained in the staff’s letter to the Company dated September 20, 2016. The Company has responded to all of the staff’s comments, which are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 41

1.    Please disclose in future filings the interest payments associated with your debt obligations either in a tabular or discussion format. Please refer to footnote 46 of SEC Interpretive Release 33-8350.

In response to the staff’s comment, the Company will disclose in future filings the interest payments associated with the Company’s debt obligations either in a tabular or discussion format.

Non-GAAP Financial Measures, page 46

2.    We note that certain adjustments to “Adjusted net income” and “Non-GAAP earnings per diluted share” have been presented net of tax. Please tell us how you considered the guidance in Question 102.11 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures. This comment should also be applied to the presentation within your quarterly earnings release.

Securities and Exchange Commission

In response to the staff’s comment, the Company acknowledges that the staff issued the referenced guidance on May 17, 2016. In future filings and quarterly earnings releases, the Company will revise its presentation of “adjusted net income” and “non-GAAP earnings per diluted share” in a manner consistent with such guidance to include income tax as a separate adjustment.

3.    Please revise your disclosure in future filings, both here and in your earnings releases, to provide an explanation as to why management believes each specific non-GAAP measure provides useful information to investors. Please include a draft of your proposed revised disclosure in your response.

In response to the staff’s comment, the Company will revise its disclosure in its future filings and earnings releases, substantially as set forth below and as updated or otherwise revised from time to time as appropriate, to provide an explanation as to why management believes that each specific non-GAAP financial measure provides useful information to investors.

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Non-GAAP Financial Presentation

The tables below present supplemental measures of our performance which we have derived from our consolidated financial information but which are not presented in our consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, or “GAAP.” We refer to these financial measures, which are considered “non-GAAP financial measures” under SEC rules, as adjusted revenue, adjusted EBITDA, adjusted net income, non-GAAP earnings per diluted share, adjusted effective tax rate, and adjusted weighted average common shares outstanding-diluted.

Our management uses these non-GAAP financial measures, together with financial measures prepared in accordance with GAAP, to enhance understanding by investors of our core operating performance, as well as for internal forecasting purposes. Our management believes that providing information about these non-GAAP financial measures facilitates an assessment by our investors of our fundamental operating trends and addresses concerns of investors that various financing, acquisition-related, non-cash and other effects included in GAAP measures may obscure such underlying trends. We believe that, by highlighting such trends relating to our underlying performance, our non-GAAP presentation helps our investors to make meaningful period-to-period comparisons of our results.

There are limitations to the use of our non-GAAP financial measures. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Our non-GAAP financial measures exclude the items discussed below. Because the excluded items have a material impact on our financial results, we use non-GAAP financial measures to supplement financial information presented in accordance with GAAP.

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Reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure are set forth below. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. The discussion below presents information about each of the non-GAAP financial measures and our reasons for excluding the enumerated items from our non-GAAP results. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items. Accordingly, the exclusion of these items and other similar items in our non-GAAP presentation should not be interpreted as implying that these items are non-recurring, infrequent or unusual.

Adjusted Net Income and Non-GAAP Earnings Per Diluted Share

The Company presents adjusted net income and non-GAAP earnings per diluted share to provide investors with a meaningful, consistent comparison of the Company’s operating results and trends for the periods presented. Our management believes that these measures are also useful to investors by allowing investors to evaluate the Company’s operations using the same tools that management uses to evaluate the Company’s past performance and prospects for future performance. These two non-GAAP financial measures reflect adjustments based on the exclusion of the following items as well as adjustments for related income tax effects:

•	Effect on revenue of fair value adjustments to acquisition-related deferred revenue: The Company adjusts revenue to exclude the impact of acquisition-related deferred revenue fair value adjustments. Our management believes that the adjustments for these items more closely correlate the reported financial measure with the ordinary and ongoing course of the Company’s operations.

•	Equity in income (loss) of unconsolidated entities: The Company has excluded its proportional share of income (loss) and other gains recorded in connection with its equity method investments. Our management believes that the exclusion of such amounts allows investors to better understand the Company’s core operating results.

•	Accretion of noncontrolling interest to redemption value: The Company has excluded a charge resulting from management’s determination during 2014 that it was probable that a put option owned by a variable interest entity would become exercisable prior to its expiration. The charge represents an increase in the carrying value to estimated redemption value. The Company does not expect this type of transaction to recur.

•	Goodwill impairment: The Company has excluded the impact of impairments of goodwill resulting from acquisitions, as such non-cash amounts are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions.

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Impairments of capitalized software: The Company has excluded the impact of impairments of finite-lived software assets, as such non-cash amounts are inconsistent in amount and frequency and are significantly affected by the timing and extent of our software development efforts. Our management believes that the adjustments for these

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items more closely correlate the reported financial measure with the ordinary and ongoing course of the Company’s operations.

•	Amortization of acquisition-related intangible assets: Amortization of acquisition-related intangible assets consists of amortization of customer relationships, developed technology and trade names. Amortization charges for acquired intangible assets are significantly affected by the timing and magnitude of our acquisitions, and these charges may vary in amount from period to period. We exclude these charges to facilitate a more meaningful evaluation of our current operating performance and comparisons to our past operating performance.

•	Loss on financing activities: The Company has excluded loss on financing activities, as this item represents a non-cash charge. In addition, the amount and frequency of such charges are not consistent over time and are significantly affected by the timing and size of debt refinancing transactions.

•	Acquisition and similar transaction charges: The Company has excluded certain acquisition-related charges resulting from acquisitions (including legal, accounting and due diligence costs) to allow more comparable comparisons of our financial results to our historical operations. Such charges generally are not relevant to assessing the long-term performance of the acquired assets, and are not a material consideration in management’s evaluation of potential acquisitions. In addition, the frequency and amount of such charges vary significantly based on the size and timing of the acquisitions and the maturities of the businesses being acquired.

•	Fair value adjustments to acquisition-related earn-out liabilities: The Company has excluded the impact of acquisition-related contingent consideration non-cash adjustments due to the inherent uncertainty and volatility associated with such amounts based on changes in assumptions with respect to fair value estimates. The amount and frequency of such adjustments are not consistent across transactions and are significantly affected by the timing and size of our acquisitions, the future outlook of the acquired business, the estimated discount rate, and the nature of the transaction consideration.

•	Stock-based compensation expense: Although stock-based compensation is a key incentive offered to our employees, we evaluate our operating results excluding such expense because the expense can vary significantly from period to period based on the Company’s share price, as well as the timing, size and nature of equity awards granted. In addition, our management believes that the exclusion of this expense facilitates the ability of our investors to compare our operating results with those of other companies, many of which also exclude such expense in determining their non-GAAP financial measures.

•	Other corporate expenses: The Company has excluded certain other expenses that are the result of other, non-comparable events, primarily charges associated with the fair valuing of certain equity instruments. These events arise outside of the ordinary course of our continuing operations. We exclude these charges to facilitate a more meaningful evaluation of our current operating performance and comparisons to our past operating performance.

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Adjusted EBITDA

Adjusted EBITDA reflects the adjustments to net income prepared on a GAAP basis, as discussed above, and, to the extent not already subject to such adjustments, excludes expenses related to interest, taxes, depreciation and amortization. Companies exhibit significant variations with respect to capital structure and cost of capital (which affect relative interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. By eliminating some of these variations and reflecting the other adjustments, discussed above, our management believes that this non-GAAP financial measure allows investors to evaluate more effectively our fundamental operating performance relative to that of other companies.

Adjusted Revenue

The Company adjusts revenue to exclude the impact of acquisition-related deferred revenue fair value adjustments. Our management believes that the adjustments for these items more closely correlate the reported financial measure with the ordinary and ongoing course of the Company’s operations.

Adjusted Effective Tax Rate

Adjusted effective tax rate is the effective tax rate prepared on a GAAP basis adjusted for the impact of certain non-cash items included in the effective tax rate, including changes in statutory tax regulations and other items that are not indicative of our ongoing operations. We exclude these items because our management believes this non-GAAP financial measure will facilitate the comparison by investors of our annual effective tax rates over time. The adjusted effective tax rate is calculated by dividing the adjusted provision for income taxes, which excludes specified items and the tax effects of the other non-GAAP adjustments (using statutory rates), by the adjusted income before the provision for income taxes.

There are various limitations associated with the non-GAAP financial measures we use, including the following:

•	the non-GAAP financial measures generally do not reflect all depreciation and amortization, and although the assets being depreciated and amortized will in some cases have to be replaced in the future, the measures do not reflect any cash requirements for such replacements;

•	the non-GAAP financial measures do not reflect the expense of equity awards to employees; and

•	the non-GAAP financial measures do not reflect the effect of earnings or charges resulting from matters that our management considers not indicative of our ongoing operations, but which may recur from year to year.

Securities and Exchange Commission

Because of their limitations, our non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for revenue, net income, earnings per diluted share, effective tax rate, and weighted average common shares outstanding-diluted prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis.

4.    We note that certain adjustments to “adjusted net income” and “non-GAAP earnings per diluted share” include an adjustment for the effect of adjusted tax rates as of December 31, 2015. Please explain the purpose of this adjustment. In your response, tell us why similar adjustments do not appear necessary for the first two quarters of 2016.

In response to the staff’s comment, the Company notes that, in presenting its non-GAAP results for 2015, it adjusted the effective tax rate used to calculate adjusted net income and non-GAAP earnings per diluted share for the impact of the following items:

•	The write-off of all prior District of Columbia income tax credits of $14.2 million during the year ended December 31, 2015 relating to new legislation enacted by the District of Columbia City Council in the first quarter of 2015. This legislation reduced the Company’s tax liability in future periods, requiring the Company to reduce the carrying value of the credits.

•	A goodwill impairment charge of $99.1 million resulting from the Company’s assessment for impairment, as of October 1, 2015, of its goodwill balance acquired from Royall Acquisition Co.

•	The recording of $17.4 million of debt modification expense relating to the write-off of original issue discount and deferred financing fees in 2015 incurred in connection with the modification of the Company’s senior secured credit facilities on February 6, 2015 and October 30, 2015.

•	Acquisition-related charges resulting from the acquisition of Royall Acquisition Co., including legal, accounting, and due diligence costs which were similarly excluded from adjusted net income.

The Company made the foregoing adjustments because it concluded that the adjustments would facilitate the comparison by investors of the Company’s effective tax rates over the applicable fiscal periods. No similar adjustments were made during the first two quarters of 2016 because the foregoing items did not recur during those periods.

Note 17. Segment and geographic areas, page 100

5.    We note your disclosure that you operate in one operating segment comprised of two reporting units, Royall and Core ABC. Please clarify for us how you determined Royall and Core ABC do not represent separate operating segments. Reference is made to ASC Topic 280-10-50. In your response, please tell us who is held accountable for the Royall and Core ABC businesses, and the title and role of the person this individual reports to in the organization.

Securities and Exchange Commission

In response to the staff’s comment, the staff is advised that, as of and for the year ended December 31, 2015, the Company concluded that there are no components within our operating segment that meet all three of the criteria in the applicable guidance to be a separate operating segment.

ASC Topic 280-10-50-1 defines an operating segment as a component of a public entity that has all three of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.

The Company started its evaluation by determining the chief operating decision maker (“CODM”). The Company is led by our chief executive officer (“CEO”) who is also our CODM. Our CEO makes all key operating decisions, determines the allocation of resources and assesses the performance of the consolidated company. Examples of key operating decisions that are the sole responsibility of the CEO include launching new programs or other growth initiatives, setting firmwide financial targets, approving the annual budget, approving unbudgeted expenditures, and approving merger and acquisition transactions.

The CODM manages the business on a consolidated basis, allocating our pooled delivery and sales resources across the organization. He also evaluates what resources are available for acquisitions, new programs and other requests for unbudgeted expenditures. The CODM does not receive discrete financial information for the Royall or Core ABC components. Rather, the CODM receives discrete financial information at the consolidated level only. As a result, we have concluded that Royall and Core ABC do not met the criteria under ASC 280-10-50-1 to be considered operating segments and that the Company has one entity-wide operating segment.

The person who is primarily held accountable for our Royall product offerings is Royall’s President. Royall’s President reports to the Company’s President who in turn reports to the CODM. Royall’s President is responsible for managing components of our Royall operations within the guidelines established and communicated by the Company’s President. The responsibilities of Royall’s President include service, product delivery, renewals, product development, product innovation, and client relationships. Royall’s President does not have responsibility for financial projections, product technology, new sales, or other administrative functions, since those functions report to other parts of the Company. In addition, Royall’s President is not authorized to make significant changes to the budget. With respect to Core ABC, the Company’s President has overall responsibility for components of our consolidated operations, including Core ABC. The President’s responsibilities include all sales and renewal operations, all product delivery operations, and client relationships. However, due to our matrix organizational structure, there is not one sole individual who has specific responsibility for all

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aspects of the Core ABC component. Moreover, the Company’s President is not responsible for financial projections, budgeting, or other administrative functions as those functions report to the CODM.

The Company re-evaluates the appropriateness of the Company’s current segment presentation each reporting period in light of developments in its business and management of its operations that could bear on the factors identified in the guidance discussed above.

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As requested by the staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number 202-266-6360.

Very truly yours,

/s/ Michael T. Kirshbaum

Michael T. Kirshbaum

Chief Financial Officer